FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2005.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Holdings Announces Grant of Stock Acquisition Rights Issued as Stock Options]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 19, 2005	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

3

Tokyo, 18 May 2005

Nomura Holdings Announces Grant of Stock Acquisition Rights Issued as Stock Options (Issuance of stock acquisition rights without receipt of consideration pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan)

Nomura Holdings, Inc. (the “Company”) today announced that its Board of Directors resolved to submit a proposal of issuance of stock acquisition rights without receipt of consideration in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan at the 101st Annual General Meeting of Shareholders to be held on June 28, 2005, with details as follows:

1.	Reason for Issuing Stock Acquisition Rights on Terms Especially Favorable to Persons Other than Shareholders

The Company is planning to issue without consideration the following two types of stock acquisition rights as stock options for the purpose of enhancing the incentives of the directors, executive officers and employees of the Company and its subsidiaries to improve their performances and of acquiring talented human resources.

The first is stock acquisition rights with the condition that the amount to be paid upon exercise of stock acquisition rights at the time of issuance shall be determined based on the market price (“Stock Option A Plan”).

The second is stock acquisition rights with the condition that the amount to be paid upon exercise of stock acquisition rights at the time of issuance shall be below the market price (one (1) yen per share) (“Stock Option B Plan”). The Stock Option B Plan will enable the Company to control cash payments for compensation through granting stock acquisition rights as a partial substitute for cash compensation. Furthermore, the Stock Option B Plan will enable the Company to make quasi-deferred payments of compensation by setting out the period during which the stock acquisition rights cannot be exercised (“non-exercise period”). Accordingly, the Stock Option B Plan will have the same economical effect as the Company granting stocks with restriction of transfer. In principle, the non-exercise period will be not shorter than two (2) years.

2.	Summary of the Issuance of Stock Acquisition Rights under Stock Option A Plan

(1)	Type / Number of Shares Under Stock Acquisition Rights

Up to 2,500,000 shares of common stock of the Company.

In the event that the shares are split or consolidated, the number of shares for the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Adjusted Number of Shares	=	Number of Shares	×	Ratio of Split or Consolidation
Before Adjustment

In the event that new shares are issued at a price below the market price or the shares are disposed of (excluding the exercise of stock acquisition rights and the request for purchasing less-than-a-full-unit shares), the number of shares for the unexercised stock acquisition rights at the time of the issuance of new shares or disposition of shares shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Adjustment Number of Shares	=	Number of Shares Before Adjustment	×	Exercise Price Before Adjustment
Adjusted Exercise Price

Please refer to (4) for the adjusted exercise price.

In addition to the above, in the event of a merger, company split or capital reduction of the Company and in any other similar event where an adjustment of the number of shares shall be required, the number of shares shall be appropriately adjusted to a reasonable extent.

(2)	Total Number of Stock Acquisition Rights to be Issued

Up to 25,000 stock acquisition rights (the number of shares per stock acquisition right shall be 100 shares; provided, however, that the number of shares per stock acquisition right shall be adjusted accordingly in the events stated in item (1) above).

(3)	Issue Price of Stock Acquisition Rights

To be issued without receipt of consideration.

(4)	Amount to be Paid Upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the “Exercise Price”) shall be the amount which is equal to the product of (i) the higher price of either the average of the daily closing prices of common stock of the Company in regular transactions at the Tokyo Stock Exchange during the calendar month immediately prior to the month including the issue date of the stock acquisition rights (excluding dates on which no trade is made) or the closing price of the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), and (ii) 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest yen.

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment	×	1
Ratio of Split or Consolidation

In the event that new shares are issued at a price below the market price or shares are disposed of (excluding the exercise of stock acquisition rights and the request for purchasing less-than-a-full-unit shares), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price Before Adjustment	x	Number of Outstanding Shares	+	Number of Newly Issued Shares	×	Paid-in Amount per Share
Market Price per Share
Number of (Outstanding + Newly Issued) Shares

In the event of a merger, company split or capital reduction of the Company and in any other similar case where an adjustment of the Exercise Price shall be required, the Exercise Price shall be appropriately adjusted to a reasonable extent.

(5)	Exercise Period of Stock Acquisition Rights

The Board of Directors or an executive officer designated by a resolution of the Board of Directors shall determine the exercise period of stock acquisition rights within the period from the issue date of stock acquisition rights to the seventh anniversary of such issue date.

(6)	Conditions for Exercise of Stock Acquisition Rights

(i)	Stock acquisition rights may not be exercised partly.

(ii)	Other conditions for the exercise of the rights shall be determined by the Board of Directors or an executive officer designated by a resolution made by the Board of Directors.

(7)	Events and Conditions for Cancellation of Stock Acquisition Rights

The Company may, at any time, cancel the stock acquisition rights without any compensation when the Company has acquired the unexercised stock acquisition rights.

(8)	Restriction of Transfer of Stock Acquisition Rights

Approval of the Board of Directors shall be required for transfer of the stock acquisition rights.

3.	Summary of the Issuance of Stock Acquisition Rights Under Stock Option B Plan

(1)	Type / Number of Shares Under Stock Acquisition Rights

Up to 5,000,000 shares of common stock of the Company.

In the event that the shares are split or consolidated, the number of shares for the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fractions less than one (1) share shall be disregarded.

Adjusted Number of Shares	=	Number of Shares Before Adjustment	×	Ratio of Split or Consolidation

In addition to the above, in the event of a merger, company split or capital reduction of the Company and in any other similar event where an adjustment of the number of shares shall be required, the number of shares shall be appropriately adjusted to a reasonable extent.

(2)	Total Number of Stock Acquisition Rights to be Issued

Up to 50,000 stock acquisition rights (the number of shares per stock acquisition right shall be 100 shares; provided, however, that the number of shares per stock acquisition right shall be adjusted accordingly in the events stated in item (1) above).

(3)	Issue Price of Stock Acquisition Rights

To be issued without receipt of consideration.

(4)	Amount to be Paid Upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights shall be one (1) yen.

(5)~(8)	See Stock Option A Plan

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Nomura Securities Co., Ltd	81-3-3278-0591
Shuji Sato	Corporate Communications Dept.,
Mitch Hayes	Nomura Group Headquarters
Larry Heiman

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 133 branches in Japan, and an international network in 28 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.